UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 21)*


                               The Clorox Company
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                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)

                                   189054 10 9
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                                 (CUSIP Number)

                             William A. Groll, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                City Place House
                              55 Basinghall Street
                                 London EC2V 5EH
                                 44-207 614 2200


 -------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 October 6, 2004
            ---------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  This Amendment No. 21 (this "Amendment") amends and supplements the Schedule 13D filed on August 14, 1974, as previously amended (the "Schedule 13D"), initially of Henkel Corporation (as successor by merger to Henkel Inc.), with respect to the Common Stock, par value $1.00 per share ("Common Stock"), of The Clorox Company ("Clorox" or the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4.           Purpose of Transaction.
                  -----------------------

                  On October 6, 2004, the Company, Henkel KGaA ("KGaA") and HC Investments, Inc. ("HCI"), a wholly-owned subsidiary of KGaA, entered into a share exchange agreement (the "Share Exchange Agreement"), pursuant to which, upon satisfaction of the terms and conditions set forth therein, HCI will exchange (the "Exchange") all 61,386,509 shares of Common Stock currently held by it for all of the stock of a to-be-formed wholly-owned subsidiary of the Company ("Splitco"). At the time of the Exchange, Splitco will hold the Company's Soft Scrub and Insecticides businesses (including 100% of the common stock of Clorox Korea Ltd.), the Company's entire 20% equity interest in Henkel Iberica S.A. ("HIBSA"), and an amount of additional cash equal to approximately $2.1 billion, calculated to approximately equalize the value of the Splitco shares and Common Stock being exchanged.

                  Upon consummation of the Exchange, Henkel will no longer hold any Common Stock, its three representatives on the Board of Directors of the Company will resign and Henkel and Clorox will terminate the Agreements and the Share Repurchase Agreement previously described in the Schedule 13D.

                  The Share Exchange Agreement is subject to certain closing conditions, including antitrust clearance and receipt of final tax opinions. Subject to satisfaction of those conditions the transaction is expect to close on or before December 1, 2004.

                  The foregoing summary description is not intended to be complete and is qualified in its entirety by reference to the Share Exchange Agreement, which is filed as Exhibit 14 hereto and incorporated by reference herein.
                  Except as set forth herein, Henkel has no current plans or proposals that relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

Item 6.           Contracts, Arrangements, Understandings or Relationships
                  ---------------------------------------------------------
                  with Respect to Securities of the Issuer.
                  -----------------------------------------

                  As described in Item 4 above, KGaA and HCI are parties to the Share Exchange Agreement, which contains certain provisions with respect to the Common Stock. Upon consummation of the Exchange, the Agreements between Henkel and Clorox filed as Exhibits 1, 3, 7 and 8 to the Schedule 13D and the Share Repurchase Agreement between HCI and Clorox filed as Exhibit 13 hereto shall be terminated.

Item 7.          Material to be filed as Exhibits.
                 ---------------------------------

Exhibit 14       Share Exchange Agreement, dated October 6, 2004, between
                 --------------------------------------------------------
                 KGaA, HCI and the Company.
                 --------------------------

                                    Signature

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Dated:  October 6, 2004


                                        Henkel KGaA



                                        By:  /s/ Franz-Josef Acher
                                           -----------------------------
                                            Franz-Josef Acher
                                            General Counsel



                                        By:  /s/ Thomas-Gerd Kuhn
                                           -----------------------------
                                            Thomas-Gerd Kuhn
                                            Associate General Counsel


                                        HC Investments, Inc.



                                        By:  /s/ Brian Friend
                                           -----------------------------
                                            Brian Friend
                                            Vice President

                                  Exhibit Index
                                  -------------

Exhibit 1 1974 Agreement between Henkel and Clorox (previously filed as an Exhibit to Amendment No. 10 to the Schedule 13D)

Exhibit 2 1978 Agreement between Henkel and Clorox (previously filed as an Exhibit to Amendment No. 10 to the Schedule 13D)

Exhibit 3 1981 Agreement between Henkel and Clorox (previously filed as an Exhibit to Amendment No. 10 to the Schedule 13D)

Exhibit 4 Letter of Intent between Henkel and Clorox (previously filed as an Exhibit to Amendment No. 10 to the Schedule 13D)

Exhibit 5 Purchase Agreement between Henkel and Clorox (previously filed as an Exhibit to Amendment No. 11 to the Schedule 13D)

Exhibit 6 Purchases of shares of Common Stock from September 24, 1981 through March 30, 1984 (previously filed as an Exhibit to Amendment No. 12 to the Schedule 13D)

Exhibit 7 1986 Agreement between Henkel and Clorox (previously filed as an Exhibit to Amendment No. 13 to the Schedule 13D)

Exhibit 8 1987 Agreement between Henkel and Clorox (previously filed as an Exhibit to Amendment No. 14 to the Schedule 13D)

Exhibit 9 Purchases of shares of Common Stock from April 1, 1984 through March 15, 1988 (previously filed as an Exhibit to Amendment No. 15 to the Schedule 13D)

Exhibit 10 Purchases of shares of Common Stock from March 16, 1988 through June 15, 1988 (previously filed as an Exhibit to Amendment No. 16 to the Schedule 13D)

Exhibit 11 Purchases of shares of Common Stock from June 16, 1988 through August 1, 1988 (previously filed as an Exhibit to Amendment No. 17 to the Schedule 13D)

Exhibit 12 Purchases of shares of Common Stock from August 2, 1988 through October 30, 1990 (previously filed as an Exhibit to Amendment No. 18 to the Schedule 13D)

Exhibit 13 Share Repurchase Agreement between HCI and Clorox dated July 16, 2003(1)

Exhibit 14 Share Exchange Agreement among KGaA, HCI and Clorox dated October 6, 2004

--------

1 The Share Repurchase Agreement was previously filed with portions omitted pursuant to a request for confidential treatment. It is now included in its entirety.